Further to its News Release dated November 22, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has commenced an additional diamond drilling program on the Company’s Extra High Property, (the “Additional Diamond Drilling Program”). The Additional Diamond Drilling Program shall consist of approximately 2,000 feet of diamond drilling. The budget for the Additional Diamond Drilling Program is estimated to be Canadian $75,000.

The Additional Diamond Drilling Program is being conducted by, and is under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

The Extra High Property is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometres northeast of Kamloops, B.C.

For more information on the Company, please contact us at telephone number (604) 681-1519;
6th Floor, 1199 West Hastings Street, Vancouver, BC, V6E 3T5; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.